June 18, 2008
BY EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attn: Stephen Krikorian

Re:	Double-Take Software, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Definitive Proxy Statement on Schedule 14A Form 10-Q for the Fiscal Quarter Ended March 31, 2008 File No. 001-33184
Dear Mr. Krikorian:
On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated June 4, 2008 to Dean Goodermote, with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2007, Definitive Proxy Statement on Schedule 14A, and Form 10-Q for the Fiscal Quarter Ended March 31, 2008.
In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments.
General
1.	As previously requested, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
June 18, 2008

The requested statement is enclosed with this letter.
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Unaudited Notes to the Consolidated Financial Statements
Note 3. Cash, Cash Equivalents and Short Term Investments, page 7
2.	Tell us what consideration you gave to the expanded disclosure requirements of paragraphs 32 through 35 of SFAS 157, pursuant to paragraph 39.
Based upon your request, we have further reviewed the various requirements under paragraphs 32 through 35 of SFAS 157 as applicable to our cash, cash equivalents and short term investments for the fiscal quarter ended March 31, 2008. Following that review the Company acknowledges that the 10-Q should have provided different disclosure under paragraphs 32 through 35 of SFAS 157 related to cash, cash equivalents and short term investments for the fiscal quarter ended March 31, 2008. We will include the appropriate disclosure in the proper format in future filings. By way of example, below represents the expanded disclosure as it would have been presented in Note 3 in Form 10-Q for the Fiscal Quarter Ended March 31, 2008:
Note 3. Cash and cash equivalents, short term investments and fair value
     Cash and cash equivalents consist primarily of highly liquid investments in time deposits held at major banks, commercial paper, corporate bonds and other money market securities with remaining maturities at date of purchase of 90 days or less.
     Short term investments, which are carried at fair value, generally consist of commercial paper and corporate bonds with original maturities of one year or less with Standard and Poor’s ratings ranging from A-1 to AAA. The Company classifies these securities as available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and at each balance sheet date. Available-for-sale securities are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income. Interest received on these securities is included in interest income. Realized gains or losses upon disposition of available-for-sale securities are included in other income.
     SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable

United States Securities and Exchange Commission
June 18, 2008

inputs when measuring fair value. The standard describes the following three levels of inputs that may be used to measure fair value:
•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
     The Company’s assets that are measured at fair value on a recurring basis are generally classified within Level 1 or Level 2 of the fair value hierarchy. The types of instruments valued based on quoted market prices in active markets include most money market securities and equity investments. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Company invests in money market funds that are traded daily and does not adjust the quoted price for such instruments. The types of instruments valued based on quoted prices in less active markets, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include the Company’s corporate notes, commercial paper and asset-backed securities. Such instruments are generally classified within Level 2 of the fair value hierarchy. The Company uses consensus pricing, which is based on multiple pricing sources, to value its cash equivalents and short term investments.

United States Securities and Exchange Commission
June 18, 2008

     The following table sets forth a summary of the Company’s financial assets, classified as cash and cash equivalents and short-term investments on its condensed consolidated balance sheet, measured at fair value on a recurring basis as of March 31, 2008 (in thousands):

		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)

Cash & cash equivalents
Money Market Funds	15,474	15,474	—	—
Commercial Paper	4,492	—	4,492	—

Total	19,966	15,474	4,492	—

Short-term Investments
Commercial Paper	17,294	—	17,294	—
Corporate Notes	12,850	—	12,850	—
Asset-Backed Securities	1,401	—	1,401	—

Total	31,545	—	31,545	—

Unrealized gains on our short term investments were $22 as of March 31, 2008.
* * * * *
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William Intner at (410) 659-2778.
Very truly yours,
/s/Michael J. Silver
Michael J. Silver
Enclosures

Cc:	Dean Goodermote, Chief Executive Officer S. Craig Huke, Chief Financial Officer

Statement of Double-Take Software, Inc.
June 18, 2008

Re:	Form 10-K for the Fiscal Year Ended December 31, 2007 Definitive Proxy Statement on Schedule 14A Form 10-Q for the Fiscal Quarter Ended March 31, 2008 File No. 001-33184
Double-Take Software, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filings, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
DOUBLE-TAKE SOFTWARE, INC.

By:	/s/ S. Craig Huke S. Craig Huke Vice President and Chief Financial Officer